UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

Form 11-K
_____________________

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number: 0-14939

America's Car-Mart, Inc. 401(K) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

America's Car-Mart, Inc.
802 SE Plaza Avenue, Suite 200
Bentonville, AR  72712
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2010 and 2009
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2010
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2010

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

AMERICA'S CAR-MART, INC. 401(k) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2010 and 2009

WITH

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits –
December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits –
Year ended December 31, 2010	3

Notes to Financial Statements	4

Supplemental Schedule
Form 5500, Schedule H – Part IV - Line 4i – Schedule of Assets
(Held at End of Year) – December 31, 2010	11

INDEPENDENT AUDITORS' REPORT

To the Plan Administrators
America's Car-Mart, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of America's Car-Mart, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of America's Car-Mart, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 28, 2011

AMERICA'S CAR-MART, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
Assets
Cash	$17,327	$360

Investments, at fair value	2,610,589	1,992,943

Receivables:
Participant contributions	-	10,539
Employer contributions	-	4,155
Notes receivable from participants	192,560	197,997
Accrued investment income	639	521
Due from brokers for securities sold	2,462	17

Total receivables	195,661	213,229

Total assets	2,823,577	2,206,532

Liabilities
Refunds of excess contributions	46,290	30,127
Due to brokers for securities purchased	16,897	360

Total liabilities	63,187	30,487

Net assets available for benefits	$2,760,390	$2,176,045

See notes to financial statements.

AMERICA'S CAR-MART, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

Investment income:
Interest and dividends	$19,819
Net appreciation in fair value of investments	201,084

Total investment income	220,903

Interest income on notes receivable from participants	10,446

Contributions:
Participants	357,473
Employer	147,916
Rollovers	267,171

Total contributions	772,560

Total additions	1,003,909

Deductions from net assets attributable to:
Benefits paid to participants	419,564

Net increase in net assets available for benefits	584,345

Net assets available for benefits, beginning of year	2,176,045

Net assets available for benefits, end of year	$2,760,390

See notes to financial statements.

AMERICA'S CAR-MART, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

Note 1 – Description of Plan

America's Car-Mart, Inc. (the “Company” or “Employer”) sponsors the America's Car-Mart, Inc. 401(k) Plan (the “Plan”) for the benefit of its employees.  The following description is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of the Company.  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (the “Code”) and similar state tax laws.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administrated by a committee appointed by the Company.  Bank of Oklahoma, N.A., (the “Trustee”) serves as the Trustee of the Plan.

Eligibility

Employees of the Company who have reached 21 years of age and have completed one year of service are eligible to participate in the Plan.  A year of service means a 12-consecutive month period in which an employee has 1,000 or more hours of service.  Participants may enroll in the Plan on the first day of the quarter after satisfying eligibility requirements.

Contributions

Eligible employees may contribute up to the maximum percentage of their compensation as defined by the Plan and dollar amount permissible under the Code.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also rollover amounts from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan also provides for discretionary Employer matching contributions, subject to limitations under the Code.  During 2010, the Company provided a matching contribution equal to 50% of each participant's contributions up to a maximum of 4% of qualifying participant's compensation.  Additional amounts may be contributed at the discretion of the Board of Directors of the Company.  There were no additional discretionary contributions made during 2010.

Vesting

Participants are immediately vested in their own contributions plus or minus any earnings or losses thereon.  Vesting of Employer contributions is based upon years of service according to the following schedule:

Years of Service	Vesting Percentage

One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Participants automatically become 100% vested upon: 1) normal retirement (attainment of age 65); 2) disability; or 3) death.  Participants who terminate for any other reason are entitled to the vested amount of their accounts.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during a 12-month period, or 50% of their vested account balance.  Loan terms are not to exceed five years, unless the loan is for a primary residence in which case the term for repayment may not exceed 15 years.  The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent on the date of origination.  Principal and interest are paid ratably through payroll deductions.

Forfeitures

Forfeitures of Employer contributions resulting from participants withdrawing prior to becoming 100% vested are used to reduce Employer matching contributions.  During 2010, forfeitures in the amount of $11,769 were used to reduce the Employer match contribution.  The Plan did not have unallocated forfeitures at December 31, 2010 and 2009, respectively.

Participant accounts

Each participant's account is credited with the participant's contributions and allocations of (a) Employer contributions and (b) Plan earnings.  The allocation of Employer contributions is based on participant deferrals; the allocation of Plan earnings is based on participant account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits

Upon retirement, termination, disability or death, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account.  Additionally, participants are allowed to take an in-service withdrawal upon reaching the age 59½.

The Plan allows hardship withdrawals subject to account balance limits and applicable laws.

Upon employee termination, mandatory distributions are required for balances of less than $5,000.  Mandatory distributions above $1,000 made without the participant's consent are paid in a direct rollover to an individual retirement account designated by the Trustee.  For inactive employees who have reached age 70½, certain minimum distributions are required.

Administrative expenses

The Plan allows administrative expenses to be paid from the Plan's assets.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Investment valuation and income recognition

Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reported as distributions based on the terms of the Plan.

Payment of benefits

Benefits are recorded when paid.  There were no benefit payments requested before year end that were not paid.

Recent Accounting Pronouncements

In January 2010, the FASB issued new guidance, improving disclosures and fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements.  The new guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  The new guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The new guidance was adopted for the year ended December 31, 2010, except for the Level 3 reconciliation disclosures, which is required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

In September 2010, the FASB issued an amendment to the Plan Accounting topic.  This update provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010.  This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009.  Prior year amounts and disclosure have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $192,560 and $197,997 from investments to notes receivable as of December 31, 2010 and 2009, respectively.  There was no impact to the Plan's net assets as of December 31, 2010 or 2009 as a result of the adoption.

Note 3 – Investments

The following table presents the fair value of the participant directed investments.  Individual investments that represent 5% or more of the Plan's net assets at December 31, 2010 or 2009 are separately identified.

Investment Description	2010	2009

American Growth Fund of America	$226,823	$198,440
America's Car-Mart, Inc. Common Stock	321,781	229,586
Cavanal Hill Cash Management Fund	319,712	308,968
Federated Kaufman	297,377	247,941
Fidelity Balanced	219,588	185,009
DFA International Value Fund	235,541	239,285
Lord Abbett Small Cap Blend Fund	227,016	120,754
Neuberger Berman Guardian Trust Fund	261,536	199,325
PIMCO Total Return Fund Institutional	214,519	182,004

For the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$162,150
Company stock	15,984
Common collective trust funds	22,950

Total	$201,084

Note 4 - Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  Fair value measurements are classified and disclosed in one of the following categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets
•	Quoted prices for identical or similar assets or liabilities in inactive markets
•	Inputs other than quoted prices that are observable for the asset or liability
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used as of December 31, 2010 and 2009:

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Company stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.  The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Fair Value Measurements at December 31, 2010 Using:
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Company stock	$321,781	$-	$-	$321,781

Mutual funds:
Balanced	219,588	-	-	219,588
Growth	1,012,752	-	-	1,012,752
Value	343,084	-	-	343,084
Blended	215,084	-	-	215,084
Cash equivalents	319,712	-	-	319,712
Total mutual funds	2,110,220	-	-	2,110,220

Common collective trust funds:
Balanced	-	178,588	-	178,588

Total	$2,432,001	$178,588	$-	$2,610,589

	Fair Value Measurements at December 31, 2009 Using:
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Company stock	229,586	-	-	229,586
Mutual funds	1,689,609	-	-	1,689,609
Common collective trust funds	-	73,748	-	73,748

Total	$1,919,195	$73,748	$-	$1,992,943

Note 5 – Net Asset Value (NAV) per Share

In accordance with ASU No. 2009-12, the Plan expanded its disclosure to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share or its equivalent for which the fair value is not readily determinable, as of December 31, 2010.  For the Plan, such assets include investments in common collective trust funds.

The following table for December 31, 2010, sets forth a summary of the Plan's investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

Common collective trust funds:
Balanced	$178,588	$-	Immediate	None

Note 6 – Risks and uncertainties

The Plan provides for investments in various investment securities, which are in general exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 – Party-in-interest transactions

All common collective trust funds are managed by the Trustee.  Transactions with such funds qualify as exempt party-in-interest transactions.

Cavanal Hill Investment Management Inc. manages the Cavanal Hill Cash Management Fund and is a wholly-owned subsidiary of the Trustee.

Certain administrative expenses incurred in connection with the Plan are paid by the Company.  In 2010, the Company paid approximately $34,000 in administrative expenses on behalf of the Plan. The Company will not seek reimbursement from the Plan for the payment of these expenses.  Certain administrative functions are performed by officers and employees of the Company.  No officer or employee receives compensation from the Plan for these services.

The Plan assets at December 31, 2010 and 2009, also include 11,883 and 8,720 shares, respectively, of America's Car-Mart, Inc. common stock having a fair value of $321,781 and $229,586, respectively.  The Company is the Plan sponsor; therefore, these investment transactions qualify as exempt party-in-interest transactions.  Investment in Company common stock is participant directed.

Note 8 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of full or partial termination of the Plan, the participants would become fully vested in the Employer's contributions.

Note 9 – Tax Status

The Company adopted a non-standardized prototype plan (the “Prototype Plan”) sponsored by the Trustee.  The Internal Revenue Service has determined and informed the Trustee by an opinion letter dated March 31, 2008, that the Prototype Plan is designed in accordance with applicable sections of the Code.  The Prototype Plan opinion letter has been relied on by the Plan.  The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code.  Therefore, the Plan administrator believes the Plan is qualified and the related trust is tax-exempt and no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the United States Department of Labor (DOL).  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

SUPPLEMENTAL SCHEDULE

AMERICA'S CAR-MART, INC. 401(k) PLAN

FORM 5500, SCHEDULE H – Part IV, LINE 4i

SCHEDULE OF ASSETS (Held at End of Year)

EIN: 71-0791606

December 31, 2010

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Historical Cost	(e) Current Value

*	Cavanal Hill	Cavanal Hill Cash Management Fund	**	319,712
*	Bank of Oklahoma, N.A.	MAP Target 2010 Fund	**	13,106
*	Bank of Oklahoma, N.A.	MAP Target 2020 Fund	**	24,900
*	Bank of Oklahoma, N.A.	MAP Conservative Units	**	12
*	Bank of Oklahoma, N.A.	MAP Target 2030 Fund	**	96,703
*	Bank of Oklahoma, N.A.	MAP Target 2040 Fund	**	22,648
*	Bank of Oklahoma, N.A.	MAP Target 2050 Fund	**	21,193
*	Bank of Oklahoma, N.A.	MAP Target 2060 Fund	**	26
	Dimensional Fund Advisors	DFA International Value Fund	**	235,541
	Federated	Federated Kaufman	**	297,377
	Fidelity Investments	Fidelity Balanced	**	219,588
	American Funds	American Growth Fund of America	**	226,823
	MFS	MFS Value-A	**	106,371
	AIM	Invesco Intl Growth Fund Class A	**	565
	Artisan	Artisan Mid Cap Value	**	1,172
	PIMCO Funds	PIMCO Total Return Fund Institutional	**	214,519
	Neuberger Berman	Neuberger Berman Guardian Trust Fund	**	261,536
	Lord Abbett	Lord Abbett Small Cap Blend Fund	**	227,016
*	America's Car-Mart, Inc.	America's Car-Mart, Inc. Common Stock	**	321,781
*	Notes receivable from Participants	Rates ranging from 4.25% to 9.25%, varying maturity dates	-	192,560

*	Issuer is a party-in-interest to the Plan
**	Column (d) cost information not required as accounts are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrators of America's Car-Mart, Inc. 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA'S CAR-MART, INC. 401(K) PLAN
 June 28, 2011

By: /s/ William H. Henderson
 William H. Henderson
 Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Hogan Taylor LLP, Independent Registered Public Accounting Firm